UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street • Or Yehuda • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

AudioCodes Ltd. (the “Registrant”) is filing this Amendment No. 1 to the Registrant’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on August 12, 2025 (the “Original Form 6-K”), for the purpose of amending and restating Exhibit 99.2 (Form of Proxy Card for use at the Annual General Meeting of Shareholders, to be held on September 16, 2025) in its entirety to address an inadvertent error regarding the enumerated proposals and reflect a clarifying instruction. The remainder of the information contained in the Original Form 6-K remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ ITAMAR ROSEN
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: August 13, 2025

In connection with the Registrant’s 2025 Annual General Meeting of Shareholders, the Registrant hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description
99.1 *	Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated August 12, 2025.
99.2	Form of Proxy Card for use at the Annual General Meeting of Shareholders, to be held on September 16, 2025.

*	Previously filed

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